Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CytomX Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

23284F105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284F105	13G/A	Page 2 of 8 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 3,510,445
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,510,445

9	Aggregate Amount Beneficially Owned by each Reporting Person 3,510,445
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.3%
12	type of reporting person pN

CUSIP No. 23284F105	13G/A	Page 3 of 8 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 3,510,445
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,510,445

9	Aggregate Amount Beneficially Owned by each Reporting Person 3,510,445
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.3%
12	type of reporting person OO

CUSIP No. 23284F105	13G/A	Page 4 of 8 Pages

1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization united states

Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 3,510,445
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,510,445

9	Aggregate Amount Beneficially Owned by each Reporting Person 3,510,445
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.3%
12	type of reporting person IN

Item 1(a).	Name of Issuer:

CytomX Therapeutics, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

151 Oyster Point Blvd., Suite 400, South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 210, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 23284F105

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners. Tang Capital Partners beneficially owns 3,510,445 shares of the Issuer’s Common Stock.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management. Tang Capital Management beneficially owns 3,510,445 shares of the Issuer’s Common Stock.

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang. Kevin Tang beneficially owns 3,510,445 shares of the Issuer’s Common Stock.

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 66,084,367 shares of Common Stock outstanding as of October 31, 2022, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on November 8, 2022.

(b)	Percent of Class:

Tang Capital Partners	5.3%
Tang Capital Management	5.3%
Kevin Tang	5.3%

(c)	Number of shares as to which such person has:

(i)       sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(ii)       shared power to vote or to direct the vote:

Tang Capital Partners	3,510,445 shares
Tang Capital Management	3,510,445 shares
Kevin Tang	3,510,445 shares

(iii)     sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(iv)     shared power to dispose or to direct the disposition of:

Tang Capital Partners	3,510,445 shares
Tang Capital Management	3,510,445 shares
Kevin Tang	3,510,445 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang